16000028



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-37809 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/14 (MM/DD/YY) AND ENDING 10/31/15 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALLAHAN FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVENUE NW, SUITE 1001
(No. and Street)

| WASHINGTON | DISTRICT OF COLUMBIA | 20036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY JOHNSON (202)-223-3920
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

| 1966 Greenspring Drive, Suite 300 | Timonium | Maryland | 21093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.**

JG 2/16/15

## OATH OR AFFIRMATION

I, JAY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of OCTOBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

Executive Vice President

Title

City of Washington
District ~~State~~ of Columbia

The foregoing instrument was acknowledged before me this 29th day of December, 2015, by Jay Johnson.

Notary Public

My commission expires July 31, 2020

PERRY B. RANDALL NOTARY PUBLIC DISTRICT OF COLUMBIA Exp. 07-31-20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALLAHAN FINANCIAL SERVICES, INC.
Washington, D.C.

# FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2015

## TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheet of Callahan Financial Services, Inc. (the Company) as of October 31, 2015, and the related statements of earnings, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Commission, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Commission, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3

(Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
December 29, 2015

## FINANCIAL STATEMENTS

**CALLAHAN FINANCIAL SERVICES, INC.**
**BALANCE SHEET**
**October 31, 2015**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 120,859 |
| Accounts receivable: | | |
| Related party | | 105,781 |
| Other | | 1,972 |
| Investment in limited liability limited partnership ($10,100 investment net of $10,100 equity in cumulative losses) | | - |
| Other assets | | 4,748 |
| **TOTAL ASSETS** | $ | 233,358 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable: | | |
| Related party | $ | 60,324 |
| Other | | 1,164 |
| Total liabilities | | 61,488 |
| **Shareholder's Equity** | | |
| Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding | | 15,000 |
| Additional paid-in capital | | 455,603 |
| Accumulated deficit | | (298,733) |
| Total shareholder's equity | | 171,870 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | $ | 233,358 |

The accompanying notes are an integral part of these financial statements.

**CALLAHAN FINANCIAL SERVICES, INC.**
**STATEMENT OF EARNINGS**
**Year Ended October 31, 2015**

| | | |
|---|---|---|
| **INCOME** | | |
| Reimbursements for operating expense | $ | 957,031 |
| Distribution fees | | 17,678 |
| Interest income | | 57 |
| Total income | | 974,766 |
| **EXPENSES** | | |
| Contract services | | 912,199 |
| Regulatory and compliance | | 15,126 |
| Other | | 30,790 |
| Total expenses | | 958,115 |
| **EARNINGS BEFORE INCOME TAXES** | | 16,651 |
| **INCOME TAXES** | | 3,902 |
| **NET EARNINGS** | $ | 12,749 |

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
Year Ended October 31, 2015

| | Number of Shares | Capital Stock | Additional Paid-in Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|---|
| **Balance - October 31, 2014** | 100 | 15,000 | 451,734 | (298,018) | 168,716 |
| Cash dividends paid | - | - | - | (13,464) | (13,464) |
| Capital contribution | - | - | 3,869 | - | 3,869 |
| Net earnings | - | - | - | 12,749 | 12,749 |
| **Balance - October 31, 2015** | 100 | $ 15,000 | $ 455,603 | $ (298,733) | $ 171,870 |

The accompanying notes are an integral part of these financial statements.

**CALLAHAN FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**Year Ended October 31, 2015**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net earnings | $ | 12,749 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | |
| Income taxes paid by parent and treated as a noncash capital contribution | | 3,869 |
| Effects of changes in operating assets and liabilities: | | |
| Accounts receivable | | |
| Related party | | (53,112) |
| Other | | 23,694 |
| Other assets | | (1,112) |
| Accounts payable | | |
| Related party | | 60,324 |
| Other | | 398 |
| Net cash provided by operating activities | | 46,810 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Dividends paid to parent | | (13,464) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 33,346 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | | 87,513 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ | 120,859 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Callahan Financial Services, Inc. (the Company), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15% ownership interest) in Callahan Credit Union Financial Services LLLP (the Partnership or CUFSLP, see Note 2). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the Trust), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust and receives revenue for marketing services it provides to the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc. (the Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

### Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

### Accounts Receivable - Other

Accounts receivable - other consists mainly of commissions due to the Company at October 31, 2015 related to brokerage income. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at October 31, 2015.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership, unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

### Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company recognizes these reimbursements received as revenue in the statement of earnings at the point that a valid expense has been incurred.

### Distribution fees

Distribution fees are commissions earned by the Company for administrative support for and distributing units of the Trust. They are recognized as income monthly based on balances in the investor share class of the Trust.

## NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership anticipates making a distribution related to 2015.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

**NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP** (CONTINUED)

The Partnership's condensed balance sheet as of October 31, 2015 and condensed statement of operations for the year ended October 31, 2015, are as follows:

**Condensed Balance Sheets**

| | October 31, 2015 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 196,619 |
| Investment in loan participations | 560,883 |
| Investment in limited liability companies | 375,000 |
| Other receivables and prepaid | 69,344 |
| **Total assets** | $ 1,201,846 |
| **Liabilities** | |
| Accounts payable | $ 201,948 |
| Accrued expenses | - |
| Total liabilities | 201,948 |
| **Partners' Capital** | |
| General partner | - |
| Class A limited partners | 999,898 |
| Class B limited partners | - |
| **Total liabilities and partners' capital** | $ 1,201,846 |

**Condensed Statements of Operations**

| | Year Ended October 31, 2015 |
|---|---|
| Income | $ 1,397,104 |
| Expenses | 1,383,711 |
| **Net Income** | $ 13,393 |

CALLAHAN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
October 31, 2015

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which at the discretion of management, charges the Company for certain costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. are in turn reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of earnings. These related party revenue and expense transactions are non-cash transactions. Entries are made on both the Company's and the Partnership's books to record these transactions, but there are no cash funds moved between the entities for these transactions.

Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the year ended October 31, 2015 were $957,656. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $118,853 as of October 31, 2015.

The Company had accounts receivable due from the Partnership of $105,781 related to amounts billed under the expense-sharing agreement at October 31, 2015. The Company did not have accounts payable due to the Partnership at October 31, 2015.

The Company had accounts payable due to the Parent of $60,324 related to amounts owed for administrative services provided.

**NOTE 4 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2015, the Company had net capital of $59,329, which was $54,329 in excess of its required net capital. The Company's net capital ratio was 1.04 to 1 at October 31, 2015.

**NOTE 5 – FOCUS REPORT**

There are no material differences between these financial statements and the October 31, 2015 FOCUS report filed with the FINRA.

**NOTE 6 – INCOME TAXES**

The Company files a consolidated federal and state income tax return with its Parent. The Company has elected to allocate its portion of the current taxes by treating its operations as if it were a stand-alone taxpayer. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has recorded contributions of capital from the Parent of $3,869 for the year ended October 31, 2015, as a result of the current income tax provision, as the Parent will pay federal income taxes on behalf of the Company.

The Company has adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of October 31, 2015.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of October 31, 2015.

The consolidated federal and state income tax returns of the Parent for 2014, 2013 and 2012 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

**NOTE 7 - SUBSEQUENT EVENTS**

Management evaluated subsequent events through December 29, 2015, the date the financial statements were available to be issued. Events or transactions occurring after October 31, 2015, but prior to December 29, 2015, that provided additional evidence about conditions that existed at October 31, 2015 have been recognized in the financial statements for the year ended October 31, 2015.

## SUPPLEMENTAL INFORMATION

**CALLAHAN FINANCIAL SERVICES, INC.**
**STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 OF**
**THE SECURITIES AND EXCHANGE COMMISSION**
**October 31, 2015**

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II FOCUS Report filing as of October 31, 2015.

**CALLAHAN FINANCIAL SERVICES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**October 31, 2015**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| 1. Total ownership equity from statement of financial condition | | $ 171,870 |
| 2. Deduct: Ownership not allowable for net capital | | - |
| 3. Total ownership equity qualified for net capital | | 171,870 |
| 4. Add: | | |
| A Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B Other deductions or allowable credits | | - |
| 5. Total capital and allowable subordinated liabilities | | 171,870 |
| 6. Deductions and/or charges | | |
| A Total nonallowable assets from Statement of Financial Condition | | |
| 1 Accounts receivable - related party | $ 105,781 | |
| 2 Accounts receivable - other | 1,972 | |
| 3 Other assets | 4,748 | |
| | | (112,501) |
| 7. Other additions and/or allowable credits | | - |
| 8. Net capital before haircuts on securities positions | | 59,369 |
| 9. Haircuts on securities: | | |
| A Contractual securities commitments | | - |
| B Subordinated securities borrowings | | - |
| C Trading and investment securities: | | |
| 1 Exempted securities | - | |
| 2 Debt securities | - | |
| 3 Options | - | |
| 4 Other securities | 40 | |
| | | (40) |
| 10. Net capital | | $ 59,329 |

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2015
(Continued)

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ | 4,099 |
| 12. Minimum dollar net capital requirement of reporting broker | $ | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 |
| 14. Excess net capital (line 10 less line 13) | $ | 54,329 |
| 15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital | $ | 53,180 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total aggregate indebtedness included in statement of financial condition | $ | 61,488 |
| 17. Additions | | - |
| 18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | - |
| 19. Total aggregate indebtedness | $ | 61,488 |
| 20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10) | | 103.64% |

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
AND INFORMATION POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXCHANGE)
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2015

**Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3**

Member exempt under 15c3-3(k)(1).

**Information Relating to Possession and Control Requirements Under Rule 15c3-3**

Member exempt under 15c3-3(k)(1).

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Callahan Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1)(the "exemption provisions") and (2) Callahan Financial Services Inc. stated that Callahan Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
December 29, 2015

CALLAHAN FINANCIAL
SERVICES

1001 Connecticut Ave. N.W. Suite 1001 // Washington, DC 20036

**EXEMPTION REPORT**

SEC Rule 17a-5(d)(4)

December 4, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Callahan Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Callahan Financial Services, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2015.
- Callahan Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule.
- Callahan Financial Services, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of November 1, 2014 through October 31, 2015.
- Callahan Financial Services, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(1) of Rule 15c3-3 for the period of November 1, 2014 through October 31, 2015.

The above statements are true and correct to the best of my and the Company's knowledge.

Executive Vice President

December 4, 2015

Phone: 202.223.3920 // Fax: 202.223.1311

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2015, which were agreed to by Callahan Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Callahan Financial Services, Inc. compliance with those requirements.. Callahan Financial Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no assessment payments were made;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2015, noting one difference in the amount of $9,335. Distribution service fee revenue is recorded on the audited X-17A-5 net of the distribution fees in accordance with generally accepted accounting principles, resulting in the difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

    a. Compared the $984,101 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended October 31, 2015, to Callahan Financial Services, Inc.'s supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated Callahan Financial Services, Inc.'s supporting schedule's arithmetical accuracy of the $984,101 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
December 29, 2015

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended October 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-037809 FINRA OCT 12/18/1987
CALLAHAN FINANCIAL SERVICES INC
1001 CONNECTICUT AVE NW STE 1001
WASHINGTON, DC 20036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____________________

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) ( Ø )

________________
Date Paid

C. Less prior overpayment applied ( Ø )

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see Instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________________________________

________________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Callahan Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of December, 2015.

Executive Vice President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning November 1, 2014
and ending October 31, 2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 984,101 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | Ø |
| (2) Net loss from principal transactions in securities in trading accounts. | Ø |
| (3) Net loss from principal transactions in commodities in trading accounts. | Ø |
| (4) Interest and dividend expense deducted in determining item 2a. | Ø |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | Ø |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | Ø |
| (7) Net loss from securities in investment accounts. | Ø |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 984,101 |
| (2) Revenues from commodity transactions. | Ø |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | Ø |
| (4) Reimbursements for postage In connection with proxy solicitation. | Ø |
| (5) Net gain from securities in investment accounts. | Ø |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | Ø |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | Ø |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation) | Ø |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø | |
| Enter the greater of line (i) or (ii) | Ø |
| Total deductions | 984,101 |
| 2d. SIPC Net Operating Revenues | $ Ø |
| 2e. General Assessment @ .0025 | $ Ø (to page 1, line 2.A.) |